FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
November, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

November 20, 2009
Mr. Guillermo Larraín R.
Superintendent of Securities and Insurance
Santiago

APPOINTMENT OF CHIEF EXECUTIVE OFFICER

Dear Sir,

In accordance with clauses 9 and 10 of the Securities Market Law and with the current regulations of the Superintendence, I inform you the following material information:

The board of Endesa Chile at its meeting that took place today, agreed to appoint Mr. Joaquín Galindo Vélez as the new Chief Executive Officer of the company starting today, replacing Mr. Rafael Mateo Alcalá, whose resignation was informed as material information on November 6.

Sincerely yours,

Carlos Martín Vergara
General Counsel

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ CARLOS MARTÍN V.

Carlos Martín V.

General Counsel

Dated: November 20, 2009